Mail Stop 3561

      	April 12, 2006


Via U.S. Mail

Elizabeth H. Mai, Esq.
Advanta Corp.
Welsh & McKean Roads
Spring House, PA 19477

Re: 	Advanta Business Receivables Corp.
	Registration Statement on Form S-3
	Filed March 16, 2006
	File No. 333-132508

Dear Ms. Mai:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement
Cover Page
5. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than naming the trust.
6. If an issuance may include more than one class of notes, please add bracketed disclosure to the cover page regarding this and provide bracketed disclosure indicating that the principal and interest rate for each class of securities will be identified.
7. If you anticipate that an offering may have a monthly distribution of principal, please consider adding bracketed disclosure to the cover page regarding this.


Base Prospectus
Credit Enhancement, page 6
8. Please revise to indicate that swaps are limited to interest rate and currency swaps or advise us how anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Evidence as to Compliance, page 79
9. Please tell us whether the reports you describe in this section will be provided in addition to the reports you describe under "Annual Reports" on page 78.

Credit Enhancement, page 93
General, page 93
10. We note that you briefly describe each type of credit enhancement in this section. Please revise to also describe what you mean by "cross support features."
11. Please revise to delete your reference to "other derivatives agreement, or another method of credit enhancement described in the prospectus supplement." Similarly delete on page 96 under "Derivative Agreements," "other derivative agreements for the benefit of a tranche, class or series, the terms of which will be specified in the prospectus supplement." If you want to add additional types of derivative agreements or credit enhancment, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, please expand your disclosure to list and describe the other types of credit enhancement or derivative products you contemplate and tell us how the other products will meet the definition of asset-backed security.

Exhibits
12. It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,


      	Susan Block
      	Attorney-Advisor


cc:	Edward M. De Sear, Esq.
	McKee Nelson LLP
	Fax:  (917) 777-4299

Elizabeth H. Mai, Esq.
Advanta Business Receivables Corp.
April 12, 2006
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